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SECI 15027588 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NI ADVISORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

638 Webster St, Suite 410
(No. and Street)

Oakland, California 94607
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade 415-225-0488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1 tg

NI ADVISORS
Report Pursuant to Rule 17a-5 (d)
FinancialStatements
For the Year Ended June 30, 2015

OATH OR AFFIRMATION

I, Sui-Hock Goy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NI ADVISORS, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Alameda
Subscribed and sworn to (or affirmed) before me on this 28th day of August 2015 by Sui Hock Goy proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

President

Title

Notary Public

PING CHANG LI
COMM. #2034025
Notary Public - California
Alameda County
My Comm. Expires July 20, 2017
NR01

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
NI ADVISORS

We have audited the accompanying statement of financial condition of NI ADVISORS as of June 30, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of NI ADVISORS's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NI ADVISORS as of June 30, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of NI ADVISORS's financial statements. The supplemental information is the responsibility of NI ADVISORS's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 25, 2016

phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

NI ADVISORS

Statement of Financial Condition

June 30, 2015

Assets

Cash		29,453
Commissions and concession receivable		21,494
Property and equipment, net (Note 3)		4,601
Deposits & prepaid expenses		13,389
Total assets	$	68,937

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expense		18,162
Total liabilities		18,162
Commitments and contingencies		
Stockholder's equity		
Additional paid-in capital		116,700
Accumulated deficits		(65,925)
Total stockholder's equity		50,775
Total liabilities and stockholder's equity	$	68,937

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Operations
For the Year Ended June 30, 2015

Revenues		
Commission, concession, and fee	$	180,183
Private placement revenue		648,520
Revenue from the business of insurance		163,050
Other income		6,315
Total revenues		998,068
Expenses		
Compensation and benefits		800,058
Occupancy		66,092
Professional fees		37,038
Regulatory costs		36,361
Travel and entertainment		48,725
Communications		12,081
Other operating expenses		4,701
Total expenses		1,005,056
Net income (loss) before income tax provision		(6,988)
Income tax provision		800
Net income (loss)	$	(7,788)

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2015

	Additional Paid-in Capital	Accumulated Deficits	Total
Balance at June 30, 2014	$ 236,700	$ (58,137)	$ 178,563
Capital withdrawals	(120,000)	-	(120,000)
Net income (loss)	-	(7,788)	(7,788)
Balance at June 30, 2015	$ 116,700	$ (65,925)	$ 50,775

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Cash Flows
For the Year Ended June 30, 2015

Cash flow from operating activities:		
Net income (loss)		$ (7,788)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 901	
(Increase) decrease in :		
Commissions and concession receivable	(11,593)	
Advances to officer	40,000	
Deposits & prepaid expenses	(5,400)	
(Decrease) increase in :		
Accounts payable and accrued expense	9,143	
Total adjustments		33,051
Net cash provided by (used in) operating activities		25,263
Cash flow from investing activities:		
Purchases of property and equipment	(3,200)	
Net cash provided by (used in) investing activities		(3,200)
Cash flow from financing activities:		
Liquidating dividends	(120,000)	
Net cash provided by (used in) financing activities		(120,000)
Net increase (decrease) in cash		(97,937)
Cash at June 30, 2014		127,390
Cash at June 30, 2015		$ 29,453

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Notes to Financial Statements
June 30, 2015

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

NI ADVISORS (the "Company") was incorporated in the State of California on January 1, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retailing of private placements, mutual funds, and insurance.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with the terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

During the year ended June 30, 2015, two of the Company's representatives together produced 59% of total Company revenue for the year.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 7).

NOTE 2: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ -	$ -	$ -	$ -
State	800	-	-	800
Total income taxes expense (benefit)	$ 800.00	$ -	$ -	$ 800

The income tax provision indicated above consists of the California Franchise Tax Board minimum tax of $800. The Company has available at June 30, 2015, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $8,720. The net operating loss begins to expire in the year 2033.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 2: INCOME TAXES
(Continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2015, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer Equipment	$	2,734	5
Furniture		5,144	7
		7,878	
Less: accumulated depreciation		(3,277)	
Property and equipment, net (Note 3), net	$	4,601	

Depreciation expense for the year ended June 30, 2015 was $901.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has obligations under a operating lease with initial noncancelable terms in excess of one year. Aggregate annual payments under this lease agreement at June 30, 2015, are approximately as follows:

Year Ending June 30,	
2016	13,200
2017	8,800
2018 & thereafter	-
	22,000

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended June 30, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2015, the Company had net capital of $26,731 which was $21,731 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($18,162) to net capital was 0.68 to 1.

NI ADVISORS

Schedule I - Computation of Net Capital Requirements

Pursuant to Rule 15c3-1

As of June 30, 2015

Computation of net capital				
Additional paid-in capital		116,700		
Accumulated deficits	$	(65,925)		
Total stockholder's equity			$	50,775
Less: Non-allowable assets				
Property and equipment, net		(4,601)		
Deposits & prepaid expenses		(13,389)		
Commission receivable, non-allowable portion		(6,054)		
Total non-allowable assets				(24,044)
Net Capital				26,731
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtedness	$	1,211		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	21,731
Aggregate indebtedness			$	18,162
Ratio of aggregate indebtedness to net capital				0.68 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2015.

NI ADVISORS

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of June 30, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

NI ADVISORS
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) NI ADVISORS identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NI ADVISORS claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) NI ADVISORS stated that NI ADVISORS met the identified exemption provisions throughout the most recent fiscal year without exception. NI ADVISORS's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NI ADVISORS's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 25, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Ni Advisors, Inc.

638 Webster Street Suite 410, Oakland CA 94607 Tel: 510.306.7777 Fax: 510.339.9988

Assertions Regarding Exemption Provisions

We, as members of management of NI ADVISORS ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph ***(k)(2)(i)***.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***July 1, 2014 through June 30, 2015.***

NI ADVISORS

By:

S. Hoch G, President
(Name and Title)

August 06, 2015
(Date)

NI ADVISORS
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
NI ADVISORS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by NI ADVISORS and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating NI ADVISORS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NI ADVISORS's management is responsible for NI ADVISORS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by NI ADVISORS supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 25, 2016

NI ADVISORS
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2015

		Amount
SIPC-7 general assessment	$	1,507
Payment made on January 29, 2015 & March 3, 2015		(768)
Less prior overpayment applied		(4)
Assessment balance due		735
Payment made on July 27, 2015		(735)
Net assessment balance	$	-